Exhibit 12.1

BROADCOM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013(1)	2013	2012	2011	2010	2009
	(In millions)
Earnings:
Income (loss) before income taxes	$169	$(61)	$445	$656	$956	$1,098	$72
Plus: Fixed Charges	40	41	81	72	52	28	25

Total income (loss) before income taxes and fixed charges	$209	$(20)	$526	$728	$1,008	$1,126	$97

Fixed charges:
Interest expense	$21	$24	$48	$40	$23	$4	$—
Interest within rental expense	19	17	33	32	29	24	25

Total fixed charges	$40	$41	$81	$72	$52	$28	$25

Ratio of earnings to fixed charges	5.2x	—	6.5x	10.1x	19.4x	40.2x	3.9x

(1)	Earnings were inadequate to cover fixed charges for the six months ended June 30, 2013 by $61 million.